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                              September 20, 2022

       Michael L. Sapir
       Chief Executive Officer and Principal of the Sponsor
       ProShares Trust II
       c/o ProShare Capital Management LLC
       7272 Wisconsin Avenue 21st Floor
       Bethesda, Maryland 20814

                                                        Re: ProShares Trust II
                                                            Pre-Effective
Amendment No. 1 to
                                                            Post-Effective
Amendment No. 1 to Form S-1
                                                            Filed September 9,
2022
                                                            File No. 333-262728

       Dear Mr. Sapir:

               We have reviewed your post-effective amendment and have the following comment.
       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment to Post-Effective Amendment filed September 9, 2022

       Part One
       Offered Series Disclosure
       Summary, page 4

   1. Refer to comment 1 and your response and revised disclosures. Please further revise to highlight, as
disclosed in your corresponding risk factor, that natural gas futures and gold and silver
futures are in contango and quantify pricing changes such as those disclosed in the risk
factor that first quarter 2022 natural gas prices in the EU rose 50%
                                                        and prices in the U.S.
rose approximately 30%; and the price of the May 2022 natural gas futures increased
21.2%. Also revise to quantify the relative contribution of Russia and
                                                        Ukraine in the global
markets for natural gas and quantify any volatility in trading volume for natural gas, gold
and silver futures and in your shares as of the most recent practicable date or advise. Please
also list the related risk factor in your Risk Factor Summary.
 Michael L. Sapir
ProShares Trust II
September 20, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael L. Sapir
                                                          Division of
Corporation Finance
Comapany NameProShares Trust II
                                                          Office of Finance
September 20, 2022 Page 2
cc:       Robert Borzone
FirstName LastName